114 2142

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
MARKET REGULATION

02014066

NO ACT
P.E 1-25-01
8-53337

PROCESSED
FEB 2 3 2002
THOMSON
FINANCIAL

February 5, 2002

Act	Securities Exchange Act of 1934
Section	17
Rule	17a-5
Public Availability	February 19, 2002

Edward U. Gilpin
Chief Financial Officer
ACA Securities, L.L.C.
140 Broadway, 47th Floor
New York, NY 10005

Re: Annual Audited Financial Statement Filing Requirements Under Rule 17a-5

Dear Mr. Gilpin:

We have received your letter, dated January 25, 2001, in which you request on behalf of ACA Securities, L.L.C. (the "Firm") relief from the requirement that the Firm file a certified annual report of financial statements pursuant to Rule 17a-5 of the Securities Exchange Act of 1934 (17 CFR 240.17a-5) for the fiscal year ended December 31, 2001.

I understand the following facts to be pertinent to the Firm's request. The Firm's registration as a broker-dealer with the Securities and Exchange Commission ("Commission") became effective on November 21, 2001. The Firm is required, under paragraph (d) of Rule 17a-5, to file a certified annual report of financial statements on a calendar or fiscal year basis. The report must be as of the same fixed or determinable date each year, unless the Firm's designated examining authority approves a change. The Firm chose December 31 as its year-end. Accordingly, an audited report of the Firm's financial statements must be prepared as of December 31, 2001. Because the Firm's registration with the Commission became effective on November 21, 2001, you have requested an exemption from filing annual audit reports for the year ended December 31, 2001.

Based on the foregoing facts, the Division of Market Regulation ("Division") will not recommend enforcement action to the Commission if the Firm does not file audited financial statements as of December 31, 2001. The annual report for the year ending December 31, 2002, however, must cover the entire period from November 21, 2001, the effective date of the Firm's registration with the Commission.

This letter expresses a staff position with respect to enforcement only and does not purport to state any legal conclusion on this matter. The Division's position is confined to the facts as described in this letter. Any material change in circumstances may warrant a different conclusion and should be brought immediately to the Division's attention.

Sincerely,

Matthew B. Comstock
Attorney

cc: Susan DeMando, NASD Regulation, Inc.

American Capital Access [illegible] Broadway, [illegible] floor
New York, New York [illegible]
T 212 375 [illegible] F 212 375 [illegible]
www.[illegible].com

Matt

January 25, 2002

Securities and Exchange Commission
Division of Market Regulation
450 5th Street N.W.
Washington, DC 20549

Ref: ACA Securities, L.L.C.
SEC File # 8-53337
NASD CRD # 113614

Dear Sirs,

Please accept this letter as a request for a "No Action Letter" from the requirement of an annual audit pursuant to SEC Rule 17a-5, for the year ending December 31, 2001.

ACA Securities, L.L.C. is requesting this exemption due to the fact that the company has not as yet conducted a brokerage business since its NASD approval on November 19, 2001. The reason for the inactivity is that the company has placed priority on focusing its efforts on setting up the broker/dealer, and is now in the process of staffing and commencing to conduct a securities business.

ACA Securities, L.L.C. has by a copy of this letter informed its auditors of the requirement for its 2002 audit to include the period from inception to December 31, 2002.

Very truly yours,

Edward U. Gilpin
Chief Financial Officer

CC: SEC Northeast Regional office
NASD Regulation, Washington DC & NY District 10 office
PricewaterhouseCoopers